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File No. 042179-0001

November 9, 2006
VIA FACSIMILE
Kyle Moffatt
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terayon Communication Systems, Inc. Form 8-K Item 4.02 File No. 0-24647
Dear Mr. Moffatt:
          On behalf of Terayon Communication Systems, Inc. (“Terayon” or the “Company”), we confirm receipt of the letter dated November 8, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We respectfully submit the following replies to Comment 1 outlined in your letter:
1. Please amend your Form 8-K and:
•	State your basis for not making a determination as to whether the financial statements for 2001 can be relied upon and why you believe that you could make adjustments to the 2001 financial statements in the periodic report. Also, please identify the subject periodic reports that you plan to amend.

Section 4.02(a) of Form 8-K states that the issuance of an 8-K is required if a registrant’s board determines that financial statements should no longer be relied upon because of the existence of an error in the financial statements. Item 4.02(a) of Form 8-K also specifically references APB 20, Accounting Changes, which has been replaced by FASB 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). While SFAS 154 need not be applied to immaterial items, nothing in SFAS 154 prohibits its application to immaterial items. Staff Accounting Bulletin Topic 1M, “Materiality” (“SAB 1M”) further acknowledges (in question 1) that the provisions of SAB 1M need not be applied to immaterial items but nevertheless requires registrants to evaluate qualitatively and quantitatively whether an immaterial item is material. Management conducted a materiality analysis and concluded that the correction of errors to the financial statements for 2001 would not be material. It is our understanding that for a restatement to be required errors must have occurred and the

November 9, 2006

correction of errors must be material. Therefore, we respectfully submit that no restatement of the 2001 financial statements is required.

Acknowledging the existence of known minor adjustments, however, supports the need for the Company to make even those minor changes to 2001’s financial statements because Section 13(b)(2)(A) of the Securities and Exchange Act of 1934, which requires Terayon to keep accurate books and records, contains no such materiality consideration. In conjunction with the restatement of historical periods, the Company has identified certain immaterial adjustments to 2001 and desires to adjust its financial statements to continue to maintain accurate books and records as required by the Commission.

Based on the foregoing, the Company concludes that the adjustments to the financial statements for the year ended December 31, 2001 were appropriate and that a restatement was not required, and that investors that may have read and been relying on those financial statements are not being misled. The Company has submitted a waiver letter to the Office of Chief Accountant of the Division of Corporation Finance concerning the periodic reports to be amended. A copy of the waiver request has been furnished to you.

•	state, if true, that Stonefield Josephson will re-audit the financial statements from 2001 through 2004, and that they will also audit the financial statements for 2005 and 2006.

Given the scope of the waiver letter that we submitted to the Office of Chief Accountant of the Division, only financial statements for 2003, 2004 and 2005 would be required to be audited by Stonefield Josephson, Inc.

•	disclose when you plan to file your 2005 Form 10-KSB and interim reports for all quarters between September 30, 2005 and September 30, 2006.

As disclosed in the Company’s Form 8-K filed on November 8, 2006, the Company currently expects the filings of its periodic reports with restated financial statements to be completed by the end of the 2006 calendar year.

Sincerely,
/s/ John J. Huber
John J. Huber
of LATHAM & WATKINS LLP

cc:	Kathryn T. Jacobson Mark A. Richman, Chief Financial Officer and Senior Vice President of Finance and Administration, Terayon Communication Systems, Inc.